

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2012

<u>Via E-mail</u>
John J. Lipinski
Chief Executive Officer
CVR Refining, LP
2277 Plaza Drive
Suite 500
Sugar Land, TX 77479

> **Re: CVR Refining, LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 8, 2012**
> **File No. 333-184200**

Dear Mr. Lipinski:

We have reviewed your response letter dated November 7, 2012 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed November 8, 2012

General

1.   On November 16, 2012, we issued a comment letter to you regarding your pending request for confidential treatment. As we indicated in comment 5 from our letter to you dated November 1, 2012, all outstanding issues must be resolved prior to requesting accelerated effectiveness for the registration statement.

2.   Similarly, once you provide new or revised disclosure and exhibits in response to prior comments 1, 3, 12, and 19 from our letter to you dated November 1, 2012, we may have additional comments. We note the various responses in your letter dated November 7,

2012, to those prior comments. In that regard, you have yet to file a number of required exhibits, including the partnership agreement, the legality opinion, and the tax opinion, and you also indicate that you will be providing disclosure required by Item 402 of Regulation S-K. Please be sure to allow yourself sufficient time to respond to any future staff comments, once you have filed and provided the necessary information. To eliminate potential delays, we suggest that you file all omitted exhibits with your next amendment.

<u>Risk Factors, page 23</u>

3.   As revised and expanded, this section now covers 31 pages, including at least one risk factor which covers three pages. As Item 503(c) of Regulation states in part, "This discussion must be concise and organized logically." In addition, much of the new disclosure includes extraneous text or disclosure which mitigates the risks you present, such as "no assurance" language and your statement at page 31 that you believe you will have sufficient liquidity as a result of the revolving credit facility. Please revise this section generally to eliminate excessive detail, to state the risk concisely in each case, and to present the discussion in a plain and direct manner without qualifying language where possible. Where appropriate, the additional detail and context may appear elsewhere in your prospectus, but it does not belong in this section.

<u>Financial Statements</u>

4.   Please update your pro forma and historical financial statements through September 30, 2012.

<u>CVR Refining, LP Combined Financial Statements</u>

<u>Condensed Combined Statements of Operations, page F-5 and F-32</u>

5.   We have reviewed your response to prior comment 21. Please provide pro forma net income per unit for all periods presented based upon historical net income and the number of common units that will be owned by CVR Refining Holdings, LLC prior to the initial public offering. As previously indicated, we typically require pro forma presentation for all periods for a reorganization of entities under common control and that certain changes in capital structure be given retroactive effect. We believe pro forma net income per unit for all periods is required under this guidance.

<u>Closing Comments</u>

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812, or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director

cc: Mr. E. Ramey Layne